Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE PLANS TO ADD HARMONY PRODUCT LINE

DragonWave intends to rebrand acquired products as Harmony portfolio

Ottawa, Canada, May 16, 2012 - DragonWave Inc., (TSX: DWI; NASDAQ: DRWI) a leading global supplier of high-capacity microwave, today shared further plans for the expansion of its portfolio to include the products to be acquired as part of its planned acquisition of the Nokia Siemens Networks microwave transport business.  In accordance with the amended agreement announced May 3, 2012 the planned closing date is June 1, 2012, subject to closing conditions.

Following closing, the new products acquired from Nokia Siemens Networks would be marketed under the names Harmony Radio, Harmony First Mile 200, Harmony Hub 800 and Harmony Trunk. Under the terms of the amended agreement, DragonWave will continue the support and development of these products, which will also be sold via Nokia Siemens Networks under the FlexiPacket brand through its existing channels as part of its end-to-end mobile broadband solution set.

“With the announcement of its planned acquisition of Nokia Siemens Networks microwave transport business, DragonWave has made a pivotal step in its strategic initiative to grow the company and bolster its international profile,” said Emmy Johnson, Founder & Principal Analyst, Sky Light Research. “The Nokia Siemens Networks deal will significantly boost DragonWave’s resources, bringing an expanded product portfolio, additional sales support and access to a much broader customer base.”

The Harmony Radio, Harmony First Mile 200 and Harmony Hub 800 products to be acquired from Nokia Siemens Networks provide a very flexible solution for hybrid TDM and Packet requirements. The Harmony Radio is an all outdoor packet radio which can be coupled with either the Harmony First Mile 200 or the Harmony Hub 800 indoor units to provide support for a mixture of TDM and Ethernet interfaces. Multiple Harmony Radios can be connected to a single Harmony Indoor Unit to efficiently deliver XPIC, 1+1 and ring configurations. The Harmony Trunk provides a next generation 1:N trunking radio for high capacity Ethernet and SDH transport. The rich carrier Ethernet feature set of the Harmony portfolio enables operators to deliver new, value-added data services in addition to delivering the capacity for legacy and next generation mobile networks on a single platform.

“The addition of these new products to our portfolio will significantly expand our product offering and allow us to provide optimized solutions for any network evolution,” said Greg Friesen, vice president of Product Management. “We remain committed not only to our vision for pure packet networks, but also to enabling a smooth transition from today’s networks to the networks of tomorrow.”

DragonWave’s Horizon® and Harmony line of packet microwave systems deliver the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services. DragonWave’s Avenue portfolio offers fully integrated microcell platforms and microcell backhaul solutions.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information includes, without limitation, statements as to growth opportunities and the potential benefits associated with DragonWave’s expected acquisition of the microwave transport business of Nokia Siemens Networks for either Nokia Siemens Networks or DragonWave (referred to below as the “parties”) and expectations regarding the business relationship between the parties. Forward-looking information is based on certain assumptions, including: the parties’ beliefs regarding the industry and markets in which they operate and expectations regarding potential synergies and prospects for the business to be acquired. This forward-looking information is identified by the use of terms and phrases such as “believe”, “expect”, “anticipate”, “foresee”, “target”, “estimate”, “intended”, “designed”, “plans”, “will” or similar expressions. The acquisition is subject to closing conditions, including no material adverse effect. The acquisition is subject to risks and uncertainties including: the risk that the parties will not proceed with the transaction for any reason; that the ultimate terms of the transaction will differ from those that are currently contemplated; that the expected synergies will not materialize, that unexpected costs will be incurred to integrate the Business, or that end-customer demand will not meet expectations. Other risks relating to DragonWave’s business and industry can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities, including its Annual Information dated May 11, 2012. These and other risks could cause DragonWave’s actual results, performance, achievements and developments to differ materially from the results, performance, achievements or developments expressed or implied by such forward-looking information. Readers are cautioned not to place undue reliance on forward-looking information. DragonWave assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-895-7000	Tel: (408) 778-2024